Exhibit 99.1

Caravelle International Group Appoints Jinyu Chang as Chairman and Xin He As An Independent Director

Singapore, October 30, 2024 / PRNewswire — Caravelle International Group (NASDAQ: HTCO), a global ocean technology company, today announced the appointment of Jinyu Chang as Chairman of the Board of Directors and Xin He as an independent director and Chair of the Audit Committee. These strategic appointments come at a pivotal moment as the Company is focused on enhancing its internal management systems and advancing its commitment to ocean carbon neutrality.

Mr. Chang is a Co-Founder of High Trend International, an investment holding company with a significant footprint in smart city and smart lighting initiatives. Through various joint ventures, High Trend International has become one of the largest concession holders in Latin America, operating and developing approximately 1,000,000 lighting points. The company’s projects encompass small cell 5G tower rentals, IoT devices, Wi-Fi zones, and cameras, with project financings exceeding US$300 Million. With over 20 years of experience in smart city development, Mr. Chang is poised to provide invaluable insights into the maritime industry’s transition towards sustainability.

Mr. He has served as the CFO for Wanda America Entertainment Inc. since May 2012. He has overseen the development of the iconic 101-story “Vista Tower” in Chicago and the $2.6 billion acquisition of AMC Entertainment Inc. Mr. He’s expertise extends to multiple executive roles at Professional Diversity Network Inc. (Nasdaq: IPDN) since 2019. His background in public companies and cross-border mergers and acquisitions makes him an asset to our company.

The appointments of Mr. Chang and Mr. He reflect Caravelle International Group’s dedication to strengthening its internal management systems and promoting sustainable business practices.

About Caravelle International Group

Caravelle is a global ocean technology company with businesses in international shipping and marine carbon neutrality. The company is committed to improving shipping efficiency through innovative technologies and promoting sustainable development in the industry. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2022. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

Office Unit 1125, 11/F, Lee Garden One, 33 Hysan Ave,

Causeway Bay,

Hong Kong

Attention: Tracy Xia

Email: tracyxia@htcoint.com